



PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

27 June 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   - ***Pearson Education combines two key businesses...........***
   - ***Madonna's book, The English Roses, is expected.............***
   - ***Dinosaurs to Meteors: Pearson Education Launches........***
   - ***Investor briefing: the college market***
   - ***2002 Interim results: Segmental analysis***
   - ***Presentation to Lehman Brothers***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C-Abraham

p.p Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9



Press releases



29 May 2003

Pearson Education combines two key businesses to create largest digital learning company serving K-12 education

Upper Saddle River, NJ - Pearson Education today announced it will combine two of its key companies in a move to further advance Pearson's leadership position in the K-12 education technology solutions market.

Pearson Education Technologies and Pearson Digital Learning (PDL), both based in the metro-Phoenix area, will be joined under the Pearson Digital Learning name effective immediately. With some 1,000 employees and $225 million in revenues, the new Pearson Digital Learning will be headed by Jack Lynch, currently president and chief executive officer of Pearson Education Technologies. Bob Roliardi, who for the last seven years headed the Pearson business unit responsible for the market success of Waterford Early Reading™, becomes the new company's senior vice president of sales and marketing.

"Pearson Education has some of the most powerful digital learning and administrative brands in the education market -- SuccessMaker®, Waterford Early Reading and Math, NovaNET®, the SASIxp™ series, KnowledgeBox™ and the new Concert™ Instruction & Assessment, among others. But currently they fall under two separate organizations," said Steven A. Dowling, executive vice president of Pearson Education. "Combining the people and intellectual assets from both, under common leadership and direction, creates a big opportunity for Pearson to better realize the potential of linking assessment, instruction, and student improvement. More importantly, it allows us to offer customers a higher level of service and support."

Thanks in no small part to the Federal "No Child Left Behind" Act signed into law last year, demand for digital products in the K-12 market continues to grow at a record pace. To help schools meet these new requirements, however, products must assist in gathering and reporting critical data, and use proven research-based methods that raise student achievement in core subjects, among other things. Further, with stringent reporting deadlines just around the corner, schools don't have the time -- or inclination -- to bet on new or unproven programs. They need solutions that have already proven to be successful, and from companies they can depend on.

"Pearson Education has invested millions of dollars in recent years in building and enhancing technology-based solutions that have shown themselves time and time again to help educators and students achieve success," said Lynch. "Digital-based products are absolutely essential in helping schools, especially with the new, advanced accountability requirements. By combining these two companies, we will make it even easier for schools to access solutions that meet all their needs."

About Pearson Digital Learning

With more than 40 years of experience in developing, delivering, and supporting curriculum, assessment, and enterprise data management products, Pearson Digital Learning is the leader in offering comprehensive solutions for preK-12 education. Reaching more than 20 million students annually, our products include the SASIxp student information system, SuccessMaker Enterprise and NovaNET comprehensive courseware systems, KnowledgeBox digital learning system, and Concert Instruction & Assessment. Pearson Digital Learning is also the exclusive distributor for the Waterford Early Reading Program and Waterford Early Math & Science Program™, both created by the Waterford Institute.

Pearson Digital Learning is part of Pearson Education (NYSE: PSO), the world's leading integrated education company.

More information can be found at: http://www.PearsonEdTech.com/ or http://www.PearsonDigital.com/.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in integrated educational publishing. With brands like Pearson Prentice Hall, Pearson Scott Foresman, Pearson Longman, Pearson Skylight, Pearson Digital Learning, and many others, Pearson Education provides quality content, assessment tools, professional development, and educational services in all available media, spanning the learning continuum from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company, whose primary operations also include the Financial Times Group and the Penguin Group.

Further information

Leslie Eicher
Eicher Communications
14-965-1776 or Leslie@EicherCommunications.com



Press releases



30 May 2003

Madonna's book, The English Roses, is expected to be the widest simultaneous multi-language release in publishing history

Madonna's illustrated storybook series to debut on September 15, 2003 worldwide in more than 100 countries

New York, New York - Madonna is poised to make book publishing history when The English Roses, the first title of the original series of five illustrated storybooks, all of which were written by her, is published in hardcover globally on September 15, 2003. It is anticipated that upon publication date, Callaway Editions and Penguin Group, in association with some of the most prestigious literary publishers in the world, will release Madonna's book simultaneously worldwide in 42 language editions in more than 100 countries. The English Roses is a story for young readers about friendship, jealousy, sleepover parties, and fairy godmothers with stunning full-color illustrations throughout.

Each of these books will feature exquisite illustrations by internationally acclaimed artists. The identity of the illustrator of The English Roses will be revealed on the book's publication date on September 15th. The title and publication date of the second book in the series will also be announced upon publication of the first book.

International rights have been arranged by Andrew Wylie of The Wylie Agency, New York and London, who also represented Callaway Editions in New York when the English language rights to the five books were acquired by Penguin Group in March 2003.

To date, the list of preeminent publishers globally includes Albatros (Czech Republic), Alma Littera (Lithuania), Aschehoug (Norway), Bokadeild Foroya Laerafelags (Faroe Islands), Callaway (United States), CITIC/Liaoning Education Press (China), DestinoPlaneta Group (Spain/Latin America/Catalan), Dom Quixote (Portugal), Egmont Richters (Sweden), Mag og Mennig (Iceland), EKSMO (Russia), Feltrinelli (Italy), Forum (Denmark), Gallimard (France), Grimm (Taiwan), Hanser (Germany), Iletisim (Turkey), Izvori (Croatia), Kibea (Bulgaria), Kinneret (Israel), Magyar Konyvklub (Hungary), Nanmeebooks (Thailand), Penguin UK (United Kingdom), Psichogios (Greece), Rao (Romania), Rocco (Brazil), Scholastic Canada (French Canada), Scholastic en Espanol (Spanish language in the U.S.), Vale Novak (Slovenia), Vassallucci (Holland), WSOY (Finland) and Zysk (Poland).

Nicholas Callaway, Editor and Publisher, Callaway Editions, Inc., comments, "The quality, beauty and timelessness of Madonna's stories evidently have struck a chord with some of the world's most expert children's publishers. It's hardly news that Madonna knows how to communicate. Now thanks to this global network of publishing partners that have joined together, we

will have a new generation throughout the world that will know Madonna as an inspiring storyteller."

In the U.S., the titles will be published by Callaway Editions, the distinguished illustrated book publisher, and distributed by Penguin Group (USA). The projected first printing in the U.S. will be 400,000 copies. In all other English language markets, the books will be published by Puffin, the children's imprint of Penguin Group (UK).

Hedwige Pasquet, Managing Director of Gallimard Jeunesse, the renowned French publisher, says, "To be a part of an international publishing phenomenon of this magnitude and quality is exciting and wonderful. It's not very often that so many prestigious publishers come together and share a common global passion and vision for a series of books."

Doug Whiteman, President, Penguin Young Readers Group in the U.S., comments, "We are extremely excited to be a part of this landmark publishing event. My colleague, Francesca Dow, her Puffin team, and the entire Penguin Group share this enthusiasm as we look forward to the worldwide launch of Madonna's storybook series. "

Notes

Penguin Group (USA) had three #1 New York Times best-selling Young Readers titles in 2002, including two titles by celebrated picture book author Jan Brett and one by Brian Jacques. Other best-selling Penguin Young Readers Group authors include Judy Blume, Eric Carle, Tomie dePaola, Roald Dahl, Eric Hill, Don Freeman, Hardie Gramatky, Robert McCloskey, A.A. Milne, Richard Peck, Patricia Polacco, and dozens of other popular authors. Penguin Group (USA) Young Readers perennial favorites include The Little Engine That Could and the Nancy Drew and Hardy Boys series.

Puffin is the UK's leading publisher of children's books and one of its best-loved brands. The publishing programme spans illustrated books for the very young through to teenage fiction, poetry and non-fiction. Puffin publishes an award-winning range of best-selling authors, including Janet and Allan Ahlberg, Eric Carle, Eoin Colfer, Roald Dahl, Anne Fine, Dick King-Smith and Melvin Burgess. Puffin is part of Penguin Group (UK).

The Penguin Group is part of Pearson plc, the international media company.

Callaway is a brand name, illustrated book publisher with a worldwide reputation for its state-of-the-art visual books. Callaway titles have included some of the most highly acclaimed illustrated books of our time, including such titles as the best-selling Miss Spider series, written and illustrated by David Kirk, Hilary Knight's When I Have a Little Girl/When I Have a Little Boy, Georgia O'Keeffe: One Hundred Flowers, and Irving Penn's Passage.

Callaway's 3-D computer-animated television special, Miss Spider's Sunny Patch Kids, debuted on Nickelodeon in March. Callaway's Sunny Patch brand of children's lifestyle products has just launched at 1,150 Target Stores across the United

States.

Further information

Marilyn Ducksworth, (212) 366-2564 for Penguin Group (USA)
Marilyn.Ducksworth@us.penguingroup.com

Joanna Prior, 011 44 020 7010 3250 for Penguin Group (UK)
Joanna.Prior@penguin.co.uk

Kathryn Bradwell, (212) 798-3165 for Callaway Editions, Inc.
Kathryn_Bradwell@callaway.com (www.callaway.com)

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Press releases



05 June 2003

Dinosaurs to Meteors: Pearson Education Launches Pi Press, A New Science Imprint

Upper Saddle River, NJ - Pearson Education, the world's largest educational publisher, announced the creation of a new science imprint-Pi Press-at the 2003 Book Expo America in Los Angeles. The trade science list is the latest imprint of Pearson Technology Group (PTG), a business of Pearson Education (NYSE: PSO). Pi Press will draw upon PTG's vast network of professional scientists and educators to create compelling science books for a mass audience. PTG represents the publishing industry's leading imprints for authoritative and cutting-edge technical and professional information.

The inaugural signing on the list is a definitive and full-color exploration of the lives of the largest animals to ever fly-the "winged dinosaurs" of B-movie legend and paleontological fact. PTEROSAUR: Flying Dragons of Deep Time, by David Unwin, Curator of Fossils at the Humboldt Museum in Berlin, will be published in the fall of 2004.

"Our plan to utilize Pearson Education's academic and trade networks is already bearing fruit," said Pi Press Executive Editor, Stephen Morrow. "We are building books that will arrest the attention of the general science reader with great writing, authority, and all the beauty of science."

In Fall 2003, author Fred Adams' special brand of playful brilliance returns in OUR LIVING MULTIVERSE: A Book of Genesis in 0+7 Chapters-to be published in paperback. In addition, the most famous astronomical reference in the world, NORTON'S STAR ATLAS- first published in 1910- will be revised and reissued to provide astronomy enthusiasts with a newly redesigned update on a perennial classic. Pi Press is expected to produce approximately twenty new titles each year.

"Trade science publishing is an exciting business space and Pearson's solid academic and professional networks will enable us to flourish within it," adds Morrow. "We intend to grow our market share of highly educated readers and capture a large general readership with an innovative, engaging, and compelling list of superb writing on a wide range of scientific subjects."

PTG has built its success on providing information technicians, engineers, and strategic managers with world-class content and digital products. Other imprints include Peachpit Press, Adobe Press, Financial Time Prentice Hall, Cisco Press, Addison-Wesley Professional, and others.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond.

Pearson Education is part of Pearson (NYSE: PSO), the international media company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

Further information

Dana Filippone
Pearson Education
201-236-7102

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10 June 2003

Investor briefing: the college market

On Tuesday 10 June Pearson held a briefing for analysts and investors on our higher education business.

Will Ethridge, president of Pearson's higher education and international businesses, talked about the growth of the college market and its prospects. He was joined by Pearson chief executive Marjorie Scardino to take questions after the event.

An interview with Will Ethridge and an on-demand audiocast of the event are available here .

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25 June 2003
2002 Interim results: Segmental analysis

Pearson, the international media company, will release its interim results for the six months ended 30 June 2003 on Monday 28 July 2003.

Ahead of the interim announcement, we are providing our divisional results for the first half of 2002 based on the segmental analysis introduced for the 2002 preliminary results. This analysis provides a more detailed profits breakdown for Pearson Education, our largest division, and includes the results of our internet enterprises within their base businesses.

The 2002 results are as follows:

Pearson Education

£ millions	**2002 half year**	2002 full year
Sales		
School	**519**	1,151
Higher Education	**222**	775
Professional *	**285**	784
FT Knowledge **	**23**	46
Total	**1,049**	2,756
Operating profit/(loss)		
School	**12**	115
Higher Education	**(32)**	142
Professional *	**29**	81
FT Knowledge **	**(9)**	(12)
Total	**0**	326

** At the start of 2003, we moved our Alpha publishing imprint from Pearson Education's Professional division to Penguin. In 2002, Alpha had full-year sales of approximately £19m and profits of £8m.*

*** In January 2003 we restructured FT Knowledge, selling its corporate training arm and integrating its remaining businesses within the FT and government solutions.*

Financial Times Group

£ millions	**2002 half**	2002 full year

	year	
Sales		
Financial Times	**115**	224
Other FT Publishing	**55**	105
Recoletos	**74**	148
IDC	**126**	249
Total	**370**	726
Operating profit / (loss)		
Financial Times	**(11)**	(23)
Other FT Publishing	**6**	10
Recoletos	**14**	29
IDC	**35**	70
Associates and joint ventures	**(6)**	(6)
Total	**38**	80

Notes

The 'as-reported' 2002 results for Pearson Education and the FT Group were:

Pearson Education

£ millions	2002 half year	2002 full year
Sales		
US School	**394**	892
US College	**158**	624
US Professional	**232**	645
International	**242**	549
Pearson Education	**1,026**	2,710
FT Knowledge	**23**	46
Total	**1,049**	**2,756**
Operating profit/(loss)		
Pearson Education	**0**	326

Financial Times Group

£ millions	2002 half year	2002 full year

Sales		
Non-internet	**347**	678
Internet enterprises	**23**	48
Total	**370**	726

Operating profit / (loss)		
FT Newspaper	**7**	1
Other FT Publishing	**7**	13
Recoletos	**14**	29
Interactive Data Corporation	**37**	74
Associates and joint ventures	**(3)**	(3)
Internet enterprises	**(24)**	(34)
Total	**38**	80

Further information

Luke Swanson + 44 (0) 20 7010 2313

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Press releases

12 June 2003

Presentation to Lehman Brothers European Media Conference

This presentation is available for download (5.14Mb).


PEARSON
Education

Lehman Brothers
European Media Conference

New York
12 June 2003

PEARSON

Agenda

- Overview — Peter Jovanovich
- No Child Left Behind — Sandy Kress
- Higher Education — Will Ethridge


PEARSON
2002 revenues: $6,995m
Professional
19%
FT Group
17%
Penguin
19%
School
27%
Higher
Education
18%

PEARSON

Our position

2002 revenues : $4,437m



Professional*
30%
School
42%
Higher
Education
28%

- The world's leading education company
- #1 in US School, US Higher Education and outside the US
- Leading in publishing, testing and technology

* FTK revenues included in Professional

PEARSON

The funding environment

- Fragmented market
- Fiscal pressures will linger, but states protect spending that drives standards
- NCLB will mitigate pressures and boost recovery
- College remains robust

PEARSON

The funding environment

- Fragmented market
- Fiscal pressures will linger, but states protect spending that drives standards
- NCLB will mitigate pressures and boost recovery
- College remains robust

PEARSON

School: our position

2002 revenues : $1,853m



US Testing and Software 27%
US Publishing 50%
International and ELT 23%

- Integrated school company: #1 in publishing, testing and technology
- World's #1 publisher in English Language Teaching

PEARSON

Education

Lehman Brothers European Media Conference

New York

12 June 2003

PEARSON
Education

Sandy Kress

Former Education Adviser
to President Bush

PEARSON
Education

Lehman Brothers European Media Conference

New York
12 June 2003

PEARSON

No Child Left Behind

- Reading
- Testing
- Teacher development
- Accountability

PEARSON

Reading First

- Strong position in basal K-6 with Scott Foresman Reading
- Scientifically-based curriculum
- #1 in electronic reading programs: Waterford, SuccessMaker


Reading


Early
Reading
Program

PEARSON

Testing and Assessment



Demonstrating Success: A State-wide Web-Based Standards of Learning Technology and On-line Testing Initiative
NORTH CAROLINA ALTERNATE ASSESSMENT PROGRAM
Development of a Science Assessment
Florida Department of Education
EORGIA
nd-of-Course Tests (EOCT) Item Banking System

- 54% market share
- Contracts with 20 states including CA, FL, TX
- Contract with Dept of Education for the National Assessment of Educational Progress

PEARSON

Teacher professional development

- Leader in K-12 professional development
- Content, courses, masters programs, in-district training
- Web-based learning programs
- Research, software, consulting services


SkyLight


LESSONLAB

PEARSON

Accountability

- Enterprise software in more than 40% of US schools
- Integrated curriculum, assessment and performance data
- Enables districts to report on Adequate Yearly Progress



SASIxp™

Concert™ Instruction & Assessment

PEARSON
Education

Lehman Brothers
European Media Conference

New York
12 June 2003

PEARSON

Our position

Revenues : $4,437m

Professional* 30%

School 42%

Higher Education 28%

Profits : $525m

Professional 21%

School * 35%

Higher Education 44%

* FTK losses included in Professional; internet losses in School

PEARSON
Education

Will Ethridge

President
Higher Education and International

PEARSON

Themes

- US Higher Education is a growing and stable business
- Pearson is the clear leader
  - breadth and quality of products
  - strength of sales force
  - leadership in use of technology
  - cost advantages

PEARSON

Industry trends

- Knowledge economy fuels demand
- Strong enrollment growth at community colleges and proprietary schools
- Stable industry, mildly counter-cyclical
- Benefits from favorable demographics
- Steady 5 – 7% growth


PEARSON
US Higher Education market
Total gross sales, $bn
2.65
2.75
2.90
3.20
1999
2000
2001
2002
Source: Management Practice Data

The sales process (US)

PEARSON

Sales Rep

Professor

College
book store


PEARSON
US Higher Education textbook market
Course packs 6%
Trade books 1%
Multimedia 6%
Used textbooks 25%
New textbooks (includes Custom) 62%
Source: SIMBA, The College Publishing Market

PEARSON

Pearson US Higher Education overview

- Net revenue increased from $277m in '98 to $940m in '02
- Underlying CAGR of 8.0%
- 14% revenue growth in '02 vs. industry growth of 8%

PEARSON Addison Wesley

PEARSON Benjamin Cummings

PEARSON Longman

PEARSON Custom Publishing

PEARSON

Pearson is the market leader



Houghton Mifflin (#4)
6%
Wiley (#5)
5%
Others
10%
McGraw-Hill (#3)
20%
Thomson (#2)
25%
(#1)
Pearson
Education
34%

US Higher Education Sales Source: Monument Information Resources (MIR)


PEARSON
Growing ahead of the market
% change in gross sales vs. prior year
14%
12%
10%
8%
6%
4%
2%
0%
Pearson Education
Rest of industry
1999
2000
2001
2002
Source: Management Practice Data

PEARSON

Two great companies

Prentice Hall

- Business
- Science and technical
- Liberal Arts
- Career and technology

Addison Wesley Higher Ed

- Addison Wesley: quantitative sciences
- Benjamin Cummings: life and physical sciences
- Allyn & Bacon: education and social sciences
- Longman: humanities


PEARSON
#1 in key disciplines
Est. 2002 retail sales, new + used, through college bookstores
$500
$400
$300
$200
$100
$0
Rest of industry
Pearson Education
38%
35%
46%
30%
36%
63%
54%
Science
Social Science
Math
Humanities
English
Education
Trades & Tech
Source: Monument Information Resources data

PEARSON

Professors are the centre of Pearson's focus

Prentice Hall

Custom

AWHE

Professor

Competition

Pearson resources

543 reps

40 custom reps

61 sales specialists

208 marketing

PEARSON

The Pearson advantage

- Drive share and improve retention
  - custom, technology and value pack programs
- Increase sales through multi-market reach
- Drive down costs through scale advantages
- Superior organizational expertise and talent
  - share best practices

PEARSON

Custom publishing

Types of custom	Advantages
Original material	Drive share gain
Database custom	Good retention
Derivative custom blend	Low returns
	Strong margins


PEARSON
Growth in custom
Sales $m
18
35
45
62
85
1998
1999
2000
2001
2002

PEARSON

Value pack advantages

- Integrates print and technology
- Enables course management, testing, research
- Replaces used books


ADDISON-WESLEY
MyMathLab
You're Connected

Course Compass


Addison-Wesley • Allyn & Bacon • Benjamin Cummings • Longman
The Tutor Center


turnitin.com

Research Navigator - Microsoft Internet Explorer

File Edit View Favorites Tools Help


Research Navigator.com
RESOURCES FOR COLLEGE RESEARCH ASSIGNMENTS

Home | Research Process | Finding Sources

New Users

Pearson's new Research Navigator™ is the easiest way for students to start a research

PEARSON

Growth in value packs

Sales $m



203
255
353
424
1999
2000
2001
2002

PEARSON

Increase sales through multi-market reach



Leading international publisher


BARNES&NOBLE
BOOKSELLERS

Leading retail publisher



Leading advanced placement high school publisher

PEARSON

Leading in advanced placement and High School

- 65% of all university biology students purchase Campbell
- Over 500,000 books sold every year
- Reaching into high schools with the leading AP text
- New basal High School program


BIOLOGY
CAMPBELL • REECE


PRENTICE HALL
Exploring Life

PEARSON

Leading in professional / retail

- Harvey and Paul Deitel Co-authors of the best-selling introductory programming languages books
- Over 2.5m copies sold worldwide
- Bestsellers in the professional / retail channel
- Translated into 11 languages



JAVA HOW TO PROGRAM
DEITEL
C++ HOW TO PROGRAM
DEITEL





PEARSON

Leading global publisher

- Kotler's Marketing Management has taught generations of business students
- 250,000 copies sold each year
- Country-specific adaptations
- Translated into 23 languages

PEARSON

Driving down costs

- Use of shared services to improve margins
- Apply purchasing power to gain savings – especially in printing and paper costs
- Efficiencies from content management and distribution

PEARSON

Opportunities

- #1 in fast-growing basic skills areas (English and Math)
- Growing share in vocational publishing
- Delivering more value through content, technology and customization

PEARSON

Summary

- Good demographics
- Predictable growth; defensible position
- Outperform the industry in sales growth
- Grow profits at a higher rate than sales due to scale economies

PEARSON

Education

Lehman Brothers
European Media Conference

New York

12 June 2003